Exhibit 99.1

D E Shaw & Co

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
FAX (212) 478-0100

October 31, 2017

Board of Directors
EQT Corporation
625 Liberty Avenue
Pittsburgh, PA 15222

 Dear Jim, Steve, Dave, and other Members of the Board:
I am writing to let you know that our investment funds plan to vote in favor of the Rice transaction.  We are encouraged by the constructive dialogue we have had with you to date and recognize the substantial steps the Board of Directors has taken to address shareholder concerns.  We also take significant comfort in the opinion written by proxy advisory firm Institutional Shareholder Services (ISS), with whose conclusions we agree.  We look forward to the company and investors now being able to shift their focus away from questions around the Rice deal and toward unlocking what we believe is the substantial unappreciated value in EQT's share price.
In September, we wrote in a public letter to the Board that "EQT's commitments around the Rice transaction and responses to public shareholder frustration have been inadequate."1  Since then, EQT has addressed much of what we asked of the company.  Notably, EQT has publicly acknowledged that shareholders want a separation of the upstream and midstream businesses and has committed to:
1.	add two directors with relevant midstream experience;

2.	appoint a committee to address the company's sum-of-the-parts discount;

3.	announce by March 2018 a plan to unlock the discount in the company's equity;

4.	extend the annual meeting's director nomination deadline until after that announcement; and

5.	not take any action that will interfere with a separation of the midstream and upstream businesses.
Further, in a report that we believe carefully balanced shareholder questions surrounding the Rice acquisition with EQT's commitments made in the weeks leading up to the report (including one commitment made on the eve of the report), ISS wrote:
▪
"This [ISS] analysis also corroborates the view, espoused by a substantial number of shareholders, that the optimal path to long-term value creation must encompass a solution to the SOTP discount.  As such, the benefit of the proposed [Rice] transaction only appears truly relevant if the deal facilitates a resolution to the company's SOTP discount."

1 Available at: http://www.businesswire.com/news/home/20170914005484/en/D.-E.-Shaw-Group-Outlines-Detailed-Plan

▪
"…a substantial number of shareholders appear to believe that the transaction with RICE followed by a separation of the E&P and midstream segments would best position the company to maximize shareholder value (a belief corroborated by ISS' analysis)…"

▪
"If the EQT board does not follow through on these efforts –  and if shareholders do not ultimately deem the results of the strategic review in March 2018 to be satisfactory –  the directors might face an uphill battle in winning shareholders' support in any subsequent proxy contest…"

It is rare that a company must make such significant new commitments to gain shareholder support, or that ISS offers such a qualified and conditional approval that foreshadows potential future proxy contests.  On the one hand, these factors give us comfort that the company will move forward swiftly to address its discounted equity.  On the other hand, they underscore that EQT must work to bolster investor confidence in the company and to improve its approach to communicating with shareholders.  We believe there is no better way for EQT to do so than by delivering on the substantial opportunity that lies before it.
We hope that the company can now put behind it the proxy contest with another shareholder over the fate of the deal.  EQT should move forward promptly to unlock the $8 billion of value (representing a 50% increase to EQT's stock price) that we detailed in our September letter and presentation.  We also think the company should address investors' doubts raised regarding synergies associated with the Rice acquisition by linking management compensation to achieving the initial $2.5 billion and additional $7.5 billion of projected synergies.  We believe such a step would be helpful in allaying those doubts.
Undoubtedly, the nearly five months between the announcement and the closing of the Rice transaction would have been better spent evaluating and announcing how EQT will address the sum-of-the-parts discount.  With those months now past, we urge the company to move forward promptly to make up for lost time.  Our funds have been shareholders of EQT for nearly two years because of both the company's substantial undervaluation and how readily achievable the closing of that valuation gap is if the Board acts decisively.  Now is the time for the Board to take the appropriate steps to unlock value.  We look forward to continuing to work constructively together for the benefit of all EQT shareholders.

Sincerely,
Quentin Koffey
Portfolio Manager
 D. E. Shaw & Co., L.P.

DISCLAIMER:
This letter (the "Letter") represents the opinions of D. E. Shaw & Co., L.P. ("DESCO LP") on behalf of certain investment funds managed or advised by it ("the Funds") that currently beneficially own, or otherwise have an economic interest in, shares of EQT Corporation (the "Company").  The Letter is for informational purposes only and does not take into account the specific investment objectives, financial situation, suitability, or particular need of any person who may receive the Letter.  Nothing in the Letter constitutes investment, financial, legal, or tax advice, and the Letter should not be relied on as such.
The views expressed in the Letter are based on publicly available information and DESCO LP's analyses.  The Letter contains statements reflecting DESCO LP's opinions and beliefs with respect to the Company and its business based on DESCO LP's research, analysis, and experience.  All such statements are based on DESCO LP's opinion and belief, whether or not those statements are expressly so qualified.  DESCO LP acknowledges that the Company may possess confidential information that could lead the Company to disagree with DESCO LP's views and/or analyses.  Certain financial information and data used in the Letter have been derived or obtained from filings made with the U.S. Securities and Exchange Commission by the Company or by other companies that DESCO LP considers comparable. DESCO LP has not sought or obtained consent from any third party to use any statements or information indicated in the Letter, and no such statements or information should be viewed as indicating the support of any third party for the views expressed in the Letter.
Information contained in the Letter has not been independently verified by DESCO LP, and neither DESCO LP nor any of its affiliates makes any representation or warranty, whether express or implied, as to the accuracy, fairness, or completeness of the information contained herein.  By receiving and retaining this information, each recipient agrees and acknowledges that it will not rely on any such information.  None of the companies in the D. E. Shaw group; nor any of their respective affiliates; nor any, shareholders, partners, members, managers, directors, principals, personnel, trustees, or agents of any of the foregoing shall be liable for any errors or omissions (as a result of negligence or otherwise, to the fullest extent permitted by law in the absence of fraud) in the production or contents of the Letter, or for the consequences of relying on such contents.
All of the information in the Letter is presented as of the date of the Letter (except as otherwise indicated), is subject to change without notice, and may have changed (possibly materially) between the date as of which such information is presented and the date the Letter was received.  No member of the D. E. Shaw group has any obligation to update the information in the Letter to account for changes subsequent to any date as of which such information is given or to provide any additional materials.
The Funds currently beneficially own, and/or have an economic interest in, shares of the Company.  The Funds are in the business of trading (i.e., buying and selling) securities, and it is expected that the Funds will from time to time engage in transactions that result in changes to their beneficial and/or economic interest in the Company.  To the fullest extent permitted by law, DESCO LP may cause the Funds to buy or sell shares in the Company, or otherwise to change the form or substance of any of their investments in the Company, without notice to or the consent of the Company or any other recipient of the Letter.
The Letter may contain certain information that constitutes "forward-looking statements," which can be identified by the use of forward-looking terminology such as "may," "expect," "will," "hope," "forecast," "intend," "target," "believe," and/or comparable terminology (or the negatives thereof).  Actual events, results, and/or performance may differ materially from what is contemplated in such forward-looking statements.  Any such forward-looking statements have been prepared based on, among other things,

DESCO LP's current view of economic conditions, which view it believes to be reasonable in light of information that is presently available but which may prove to be incorrect.  This information is subject to uncertainties, changes, and other risks beyond DESCO LP's control, including without limitation broad trends in business, finance, and the economy (including, for example, monetary policy, interest rates, inflation, and currency values), legislation and regulation, the availability and cost of short-term and/or long-term funding and capital, and the conditions prevailing in the securities and/or other markets.  Industry experts may disagree with DESCO LP's views.  No assurance, representation, or warranty is made by any person that any of DESCO LP's aims, assumptions, expectations, objectives, and/or goals will be achieved.  Nothing contained in the Letter may be relied upon as a guarantee, promise, assurance, or representation as to the future.
The Letter does not convey an offer of any type.  It is not intended to be, and should not be construed as, an offer to sell, or the solicitation of an offer to buy, any security, including without limitation an interest in any Fund.